Exhibit 12.1

Dominion Energy, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Three Months Ended March 31,	Twelve Months Ended March 31,	Years Ended December 31,
	2018(a)	2018(b)	2017(c)	2016(d)	2015(e)	2014(f)	2013(g)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income tax expense (benefit)	$661	$2,802	$3,090	$2,867	$2,828	$1,778	$2,704
Distributed income from unconsolidated investees, less equity in earnings	(17)	120	130	(8)	12	(8)	17
Fixed charges included in income	329	1,295	1,276	1,068	953	1,237	930
Total earnings, as defined	$973	$4,217	$4,496	$3,927	$3,793	$3,007	$3,651

Fixed charges, as defined:
Interest charges	$320	$1,257	$1,238	$1,033	$920	$1,208	$899
Rental interest factor	9	38	38	35	33	29	31
Fixed charges included in income	$329	$1,295	$1,276	$1,068	$953	$1,237	$930
Preference security dividend requirement of consolidated subsidiary	7	22	23	2	—	17	25
Capitalized interest	44	173	164	124	67	39	28
Interest from discontinued operations	—	—	—	—	—	—	85
Total fixed charges, as defined	$380	$1,490	$1,463	$1,194	$1,020	$1,293	$1,068

Ratio of Earnings to Fixed Charges	2.56	2.83	3.07	3.29	3.72	2.33	3.42

(a)

Earnings for the three months ended March 31, 2018 include a $215 million charge associated with Virginia legislation that requires one-time rate credits of certain amounts to utility customers; $43 million of net loss related to our investments in nuclear decommissioning trust funds; $31 million of storm damage and restoration costs associated with Winter Storm Riley; and $16 million in transition and integration costs primarily associated with Dominion Energy Inc.’s acquisition of Dominion Energy Questar Corporation. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the three months ended March 31, 2018.

(b)

Earnings for the twelve months ended March 31, 2018 include a $215 million charge associated with Virginia legislation that requires one-time rate credits of certain amounts to utility customers; $84 million in transition and integration costs primarily associated with Dominion Energy Inc.’s acquisition of Dominion Energy Questar Corporation; $126 million of charges associated with our equity method investments in wind-powered generation facilities; $31 million of storm damage and restoration costs associated with Winter Storm Riley; $31 million of net loss related to our investments in nuclear decommissioning trust funds; and a $51 million charge related to other items. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended March 31, 2018.

(c)

Earnings for the twelve months ended December 31, 2017 include $126 million of charges associated with our equity method investments in wind-powered generation facilities; $72 million in transition and integration costs primarily associated with Dominion Energy Inc.’s acquisition of Dominion Energy Questar Corporation; and a $51 million charge related to other items, partially offset by $46 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2017.

(d)

Earnings for the twelve months ended December 31, 2016 include a $197 million charge associated with ash pond and landfill closure costs; a $65 million charge associated with an organizational design initiative; $74 million in transaction and transition costs associated with Dominion Energy Inc.’s acquisition of Dominion Energy Questar Corporation; a $23 million charge related to storm and restoration costs; and a $45 million charge related to other items, partially offset by $34 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2016.

(e)

Earnings for the twelve months ended December 31, 2015 include an $85 million write-off of prior-period deferred fuel costs associated with Virginia legislation; a $99 million charge associated with ash pond and landfill closure costs; and a $78 million charge related to other items, partially offset by $60 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2015.

(f)

Earnings for the twelve months ended December 31, 2014 include a $374 million charge related to North Anna nuclear power station and offshore wind facilities; a $284 million charge associated with our liability management effort, which is included in fixed charges; a $121 million accrued charge associated with ash pond and landfill closure costs; and a $93 million charge related to other items, partially offset by a $100 million net gain on the sale of our electric retail energy marketing business and $72 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2014.

(g)

Earnings for the twelve months ended December 31, 2013 include a $55 million impairment charge related to certain natural gas infrastructure assets; a $40 million charge in connection with the Virginia State Corporation Commission’s final ruling associated with its biennial review of Virginia Electric and Power Company’s base rates for 2011-2012 test years; a $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; a $26 million charge related to the expected early shutdown of certain coal-fired generating units; and a $29 million charge related to other items, partially offset by $81 million of net gain related to our investments in nuclear decommissioning trust funds; a $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; and a $29 million net benefit primarily resulting from the sale of the Elwood power station. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2013.

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